SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 14 January, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	4Q24 bp Trading Statement Part 1 of 1 dated 14 January 2025

Exhibit 1.1

FOR IMMEDIATE RELEASE

London 14 January 2025 BP p.l.c. Trading Statement

Fourth quarter 2024 trading statement
The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the fourth quarter of 2024, including data on the economic environment as well as group performance during the period.

The information presented is not comprehensive of all factors which may impact bp's group results for the fourth quarter 2024 and is not an estimate of those results. Also refer to bp's third quarter and nine months 2024 group results announcement on 29 October 2024 for fourth quarter and full year 2024 guidance items which continue to apply unless explicitly stated. A summary of that guidance is also provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary.

Murray Auchincloss has recently undergone a planned medical procedure from which he is recovering well. He will be back in the office by February. To ensure his full recuperation the capital markets event previously scheduled for 11 February in New York will now take place on 26 February in London. The fourth quarter and full year 2024 results date is unchanged and they are expected to be published at 0700 GMT on 11 February.

Updated 4Q24 guidancea

●
Upstream productionb in the fourth quarter is expected to be lower compared to the prior quarter, with production lower in oil production & operations and in gas & low carbon energy.
●
In the gas & low carbon energy segment, realizationsc, compared to the prior quarter, are expected to have a favourable impact in the range of $0.1 - 0.2 billion including changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result is expected to be average.
●
In the oil production & operations segment, realizationsc, compared to the prior quarter, are expected to have an unfavourable impact in the range of $0.2 - 0.4 billion, including the impact of price lags on bp's production in the Gulf of Mexico and the UAE. Compared to the prior quarter, exploration write-offs are expected to be $0.1 - 0.2 billion lower.
●
In the customers & products segment, compared to the prior quarter, results are expected to be impacted by the following factors:
o
customers - seasonally lower volumes, lower fuels margins, foreign exchange losses, and a one-off inventory purchase price adjustment relating to our bio-ethanol acquisition.
o
products - weaker realized refining margins in the range of $0.1 - 0.3 billion and a higher impact from turnaround activity. The oil trading result is expected to be weak.
●
 Other items:
o
Net debt at the end of the quarter is expected to be lower compared the prior quarter, including proceeds from divestments of around $2.8 billion, the issuance of around $2.5 billion perpetual hybrid bonds primarily in anticipation of refinancing perpetual hybrid bonds callable from June 2025 and/or March 2026, and acquired net debt of around $3.0 billion from the completion of the bp Bunge Bioenergia and Lightsource bp transactions.
o
The fourth quarter results are expected to include non-cash, post-tax charges related to impairments of $1.0 - 2.0 billion attributable across the segments. These items are treated as adjusting items and excluded from underlying replacement cost profit.

Updated FY24 guidancea

●
The underlying effective tax rate for the full year is now expected to be around 42% compared to the previous guidance of around 40% primarily due to changes in the geographical mix of profits.
●
    bp now expects other businesses & corporate underlying annual charge to be around $0.6 billion for 2024 compared to the previous range of $0.3 - 0.4 billion due to foreign exchange losses.

a All impacts influence bp's underlying RC profit before interest and tax, unless stated otherwise.

b Includes bp's share of production of equity-accounted entities.

c Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Trading conditions
Brent averaged $74.73/bbl in the fourth quarter 2024 compared to $80.34/bbl in the third quarter 2024.

US gas Henry Hub first of month index averaged $2.79/mmBtu in the fourth quarter 2024 compared to $2.15/mmBtu in the third quarter 2024.

The bp RMM* averaged $13.1/bbl in the fourth quarter 2024 compared to $16.5/bbl in the third quarter 2024.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Cautionary Statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): price fluctuations in crude oil and natural gas; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2023 and under "Principal risks and uncertainties" in bp's Report on Form 6-K for the three months and six months ended 30 June 2024, each as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the fourth quarter and full year of 2024 that are not currently known or fully understood. Neither bp nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

FOR IMMEDIATE RELEASE
London 14 January 2025
BP p.l.c. Trading Statement

Appendix: Guidance issued in 3Q24 Stock Exchange Announcementa

Guidance Area	Full Year 2024	4Q24 vs 3Q24
Reported and underlying* upstream production	Slightly higher than 2023, of which Oil production & operations higher and Gas & low carbon energy lower	● lower
Customers	Growth from convenience, including a full year contribution from TravelCenters of America; stronger Castrol, bp pulse margin growth; fuels margins to remain sensitive to movements in cost of supply	● seasonally lower volumes ● fuels margins to remain sensitive to movements in the cost of supply
Products
Lower level of industry refining margins, with realized margins impacted by narrower North American heavy crude oil differentials; turnaround activity broadly in line with 2023 but heavily weighted towards the second half, with the highest impact in the fourth quarter
● realized refining margins to remain low in the fourth quarter, albeit to continue to remain sensitive to relative movements in product cracks
OB&C	Around $0.3-0.4bn charge
DD&A	Slightly higher than 2023
Underlying effective tax rate*b	Expected to be around 40%
Capital expenditure*	Around $16bn
Divestment and other proceeds	Greater than $3bn
bp Bunge Bioenergia and Lightsource bp transaction		Full earnings from both companies will be included in bp's results from the date the transactions complete and finance debt acquired is expected to be approximately $3.7 billion.
Gulf of Mexico oil spill payments	~$1.2bn pre-tax, of which $1.1bn 2Q

a Refer to bp's third quarter and nine months 2024 group results announcement and bp.com for full text.

b Underlying effective tax rate is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

*   See Glossary.

Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

Glossary

Underlying production - 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 January 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary